SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  April, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 28th Extraordinary General Meeting and 10th Ordinary General Meeting held on March 26, 2008" dated on April 02, 2008.

April 2, 2008 (07 pages)

For more information, please contact: Norair Carmo Ferreira Telesp, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: ri@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – April 2, 2008) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders about resolutions taken on its Extraordinary General Meeting and Ordinary General Meeting.

I. Date, Time and Venue: March 26 (twenty six), 2008, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, nº 851, in the capital of the state of São Paulo.

II. Call notice: Public notice published in the Official Gazette of the State of Sao Paulo, on March 07, 08 and 11, 2008, pages 62, 50 and 32 and in the newspaper “Gazeta Mercantil”, on March 07, 10, and 11, 2008, pages A9, A17 and A6, respectively.

III. Agenda:

In Extraordinary General Meeting:

1. To deliberate on the proposal for reverse of the Company’s Bylaws, concerning to the Board of Directors’ maximum number of members, as follows: (a) Increase from 15 (fifteen) to 17 (seventeen) the Company’s Board of Directors’ maximum number of members; (b) In accordance to the proposal described in the item “a” above, to adapt the caput of the article 14 of the Company’s Bylaws, related to the Board of Directors’ composition.

2. To approve the consolidated Company’s bylaws.

In Annual General Meeting:

1.	To examine the management’s accounts, discuss and vote on the Company’s Financial Statements, related to the fiscal year ended on December 31, 2007;
2.	To deliberate on proposal of results allocation for the fiscal year 2007;
3.	To elect the members of the Board of Directors to complement the term in course, by the general vote of common shares;
4.	To elect the members of the Audit Committee;
5.	To determine remuneration for managers and members of Audit Committee.

IV. Attendance: Company’s shareholders, representing 85.699% of the capital voting, in accordance with records and signatures of the attendance book # 02, sheets 17 – front to 20 –verso, verifying the legal quorum for instatement and resolutions. There were registered the attendance of the Company’s Manager, Mr. Gilmar Roberto Pereira Camurra, Director of Finance and Investor Relations; the member of the Audit Committee, Mr. Flávio Stamm; the Company’s Accounting Director and Company’s Accountant, respectively Mrs. Paula Bragança França Mansur and Mr. Milton Shigueo Takarada; and the agents of the accounting firm, Ernst & Young Auditores Independentes S/S, Mr. Luiz Carlos Marques and Luiz Carlos Passetti.

V. Board:	Gilmar Roberto Pereira Camurra - Chairman
Gustavo Fleishman – Secretary

VI. Resolutions: The shareholders in attendance, according to legal abstentions, approved the following deliberations:

In Extraordinary General Meeting:

1. Starting the meeting, referred to the Extraordinary General Meeting’s agenda, was approved, by unanimous vote of the shareholders in attendance the proposal of reverse of the Company’s bylaws, regarding to the maximum number of the Board of Directors’ members, as follows: (a) Increase the maximum number of the Board of Directors’ members from 15 (fifteen) to 17 (seventeen); (b) In accordance to the decision described in the item “a” above, adapt the caput of the article 14 of the Company’s Bylaws, related to the Board of Directors´ composition, that will have the following writing: “Art. 14 - The Board of Directors shall be made up of at least five (5) and at most seventeen (17) members, all of them shareholders of the Company, elected and deposable from the body by the General Meeting, complied with the applicable legislation, including in this number the member elected by preferred shareholders on the terms of the provisions of the Sole Paragraph belonged to art. 9 of these Bylaws and the member elected by the minority shareholders, if applicable”.

2. Approved, finally, the Society’s consolidated bylaws, containing the resolutions here deliberated, which follows attached in this minute.

In Annual General Meeting:

1 – Through examination of item “1” of the Ordinary General Meeting’s agenda, the Chairman informed that it was available to shareholders the documentation related to the management account comprehending: management report, balance sheet and other complete income statement of the Company and consolidated, properly together with the explanatory note, as well as the technical report of the accounting firm Ernst & Young Auditores Independentes S/A and from the Company’s audit committee issued without defeasance, all of them related to the fiscal year ended on December 31, 2007. Following, it was proposed and accepted by those present, the exemption reading of the referred documents, for being of knowledge of everyone, which, considering the legal disposal, were published, in full in the newspapers Gazeta Mercantil and Official Gazette of the São Paulo State on February 20, 2008. Subject of discussion and voting, abstaining those impeded by law, the matter of “item 1” of the agenda was unanimously approved by the shareholders in attendance, without any kind of restriction or reserves, expressly approved, in entirety, the management report and their accounts, comprehending balance sheet and complete income statements with the Company’s explanatory note – parent company and consolidated, all of them related to the fiscal year ended on December 31, 2007, including allusive technical report to the matter.

2 – It was valued the matter included in item "2" of the Ordinary General Meeting’s agenda, concerning to the proposal for allocation of results related to the fiscal year 2007, as follows:

“Proposal of the Management for Allocation of

Results related to the fiscal year 2007

Dear Shareholders,

In accordance with the article 192 of Law # 6.404/76, this management proposes to Telesp’s shareholders the allocation of net income for the fiscal year 2007, in the amount of R$2,363,168,937.01 (two billion, three hundred and sixty three million, one hundred sixty eight thousand, nine hundred thirty seven Reais and one cent) accounted as accrued profit in the Balance Sheet of December 31, 2007, shall be as follow:

1. LEGAL RESERVE

In accordance to the article 193 of Law # 6.404/76, the Company chose not to allocate a value for legal reserve, since the current balance of the legal reserve added to the balance of the capital reserves exceeds 30% of the capital stock, according to the established on the 1st paragraph of the same aforementioned article.

2. INTERMEDIARY DIVIDENDS

In accordance to the article 7, in conjunction with articles 22 and 27 of the Company’s Bylaws, as well as articles 204 and 205 of the Law # 6.404/76, the Management granted the allocation of intertermediary dividends, paid as of December 03, 2007 in the amount of R$1,580,000,000.00 (one billion, five hundred eighty millions Reais) based on financial statements of September 30, 2007, for the common and preferred shareholders registered as such by the end of the day on November 07, 2007, as follows:

(*) 10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

3. INTEREST ON OWN CAPITAL

On April 18, 2007, the Board of Directors ad referendum of General Shareholders´ Meeting, in accordance to article 7 and 28 of the Company’s Bylaw, declared interest on own capital in the amount of R$221,000,000.00 (two hundred twenty one million Reais), subject of withhold income tax of 15%, results in the payment of R$187,850,000.00 (one hundred eighty seven million and eight hundred fifty thousand Reais), for the common and preferred shareholders registered as such by the end of the day on April 30, 2007, paid as of May 28, 2007, as follow below:

The input is demonstrated as follow:

(*) 10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

In accordance to the article 9 of the Law # 9.249/95 and deliberation # 207/96 of Comissão de Valores Mobiliários, on November 7, 2007, the Management, in accordance to the Bylaws, articles 7 an 28, deliberated the allocation for payment of interest on own capital to common and preferred shareholders related to the fiscal year 2007, in the amount of R$210,000,000.00 (two hundred ten million Reais), subject of withhold income tax, results in the payment of R$178,500,000.00 (one hundred seventy eight million five hundred thousand Reais) to shareholders registered on Telesp’s book records by the end of November 07, 2007, paid as of December 03,2007, as follows:

The input is demonstrated as follow:

(*) 10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

In accordance to the article 9 of the Law # 9.249/95 and deliberation # 207/96 of the securities commission, on December 10, 2007, the Management, in accordance to the Bylaws, articles 7 an 28, deliberated the allocation for payment of interest on own capital to common and preferred shareholders related to the fiscal year 2007, the amount of R$211,000,000.00 (two hundred eleven million Reais), subject of withhold income tax, results in the payment of R$179,350,000.00 (one hundred seventy nine million three hundred fifty thousand Reais) to shareholders registered on Telesp’s book records by the end of December 28, 2007, is proposed to effective the payment until the end of 2008 year, as follows:

(*) 10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

4. ACCRUED PROFIT

The accrued profit’s balance on December 31, 2007, in the amount of R$350,938,084.56 (three hundred fifty million, nine hundred thirty eight thousand, eighty four Reais and fifty six cents), refers to remaining balance of profit related to the fiscal year 2007, in the amount of R$141,168,937.01 and dividend and interest on own capital prescript on the fiscal year 2007, in the amount of R$209,769,147.55, in accordance to the paragraph 6 of the article 202 of the Law # 6.404/76, the management proposes that this balance is allocated as dividend, to be paid until the end of 2008.”

Shareholders unanimously approved the management proposal for allocation of the results related to the fiscal year 2007, in entirety, also deciding that the outstanding payment of interest on own capital and dividends, according to the proposal described above, will be paid until December 22, 2008, the Company shall determine the date for beginning of the referred payment and communicate to the market.

3 – Regarding item “3” of the agenda, related to election of the Board of Directors’ members to complement the term in course, the following deliberations were taken: (i) by the general vote of common shares were elected, unanimously, as administrative councilmember Mr: Luiz Fernando Furlan, Brazilian, married, engineer, bearer of the Identity Card # 2.985.393, enrolled with Taxpayer’s ID # 019.489.978 -00, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Veiga Filho, 350; Francisco Javier de Paz Mancho, Spanish, married, graduated in Advertising, bearer of the passport 12243098-Z, resident and domiciled in Madrid, Spain, commercial address at Distrito C, Edifício Central -1st floor – Ronda de La Comunicación, no number; Antonio Pedro de Carvalho Viana-Baptista, that also signs Antonio Viana-Baptista, Portuguese, married, graduated in Economy, bearer of the passport R558128, resident and domiciled in Madrid, Spain, commercial address at Gran Via 28, 12th floor; Luis Antonio Malvido, Argentinean, married, graduated in industrial engineering at his home country, bearer of the Argentinean passport 16786111, resident and domiciled in the city of Caracas, Venezuela, at Av. Principal de Valle Arriba, residência Jade and; Guillermo José Fernández Vidal, that also signs Guillermo Fernández Vidal, Spanish, married, adviser, bearer of the passport 35941672-D, resident and domiciled in Madrid, Spain, at Gran Via 28, 12th floor, all of them to complement the term in course that will end in the 2010 Annual General Meeting. There were presented the elected councilmember resumes, informing as well that, those ones are not impeded by law of exercising their administrative councilmember position and in conditions of confirming their releasing as required by § 4o of article 147 of the Law # 6.404/76 and article 2 of the instruction CVM 367, on May 29, 2002. Consigned that (i) the entrance of councilmembers residents and domiciled overseas will be conditioned to constitution of representant resident in Brazil, according to the paragraph 2, article 146, of the Corporate Law, (ii) the councilmembers Luiz Fernando Furlan, Francisco Javier de Paz Mancho and Antonio Viana-Baptista have been appointed by the Board of Directors on February 19, 2008, according to article 150 of Law # 6.404/76.

4 – Regarding item “4” of the agenda, related to election of the audit committee members for a term that starts by this date and will end at the 2009 Annual General Meeting, it was verified that: a) For unanimous vote of the preferred shares presented, in separeted voting, with abstention of the controllers, indicated by the shareholder Daniel Alves Ferreira, were elected as sitting member Flavio Stamm, Brazilian, married, business administrator, registered in the CRA SP # 45.324, bearer of the Identity Card # 12.317.859 SSP/SP and enrolled with Taxpayer’s ID # 048.241.708 -00, resident and domiciled at Rua Patápio Silva, 223 – apto. 32 –São Paulo – SP; and as respective substitute Gilberto Lerio, Brazilian, divorcee, accountant, registered in the CRC SP # 1SP 111.445/O -9, bearer of the Identity Card # 4.370.494 -3 and enrolled with Taxpayer’s ID # 269.714.378 -53, resident and domiciled at Av. Indianópolis, 860 –São Paulo – SP; b) by common shares votes, there were unanimously elected, as sitting members: Patrícia Maria de Arruda Franco, Brazilian, married, accountant, bearer of the Identity Card # 07.868.966 -8 IFP/RJ and of the CRC RJ O 819500, enrolled with Taxpayer’s ID # 011.158.067 -69, resident and domiciled at Rio de Janeiro - RJ, commercial address at Av. Ayrton Senna, 2200 – 1º andar, Rio de Janeiro – RJ and Cristiane Barretto Sales, Brazilian, married, business administrator, bearer of the Identity Card #02.714.796 and of the CRA 4487, enrolled with Taxpayer’s ID #405.908.015 -20, resident and domiciled in the City of São Paulo –SP, commercial address at Rua Chucri Zaidan, 860 – 4º andar, São Paulo - SP; and as their substitutes, respectively Luis André Carpintero Blanco, Brazilian, married, engineer, bearer of the Identity Card #09.282.853 -2, enrolled with Taxpayer’s ID # 045.353.777 -40, resident and domiciled in the city of São Paulo – SP, commercial address at Rua Chucri Zaidan, 860 – 4º and Stael Prata Silva Filho, Brazilian, married, business administrator, bearer of the Identity Card # 4.650.496 SSp/SP, enrroled with Taxpayer´s ID # 374.378.958 -20, resident and domiciled in the city of São Paulo – SP, residential address at Rua Jesuino Arruda, 499, Itaim Bibi, São Paulo – SP.

5 – Regarding item “5” of the agenda, they were approved unanimously: (a) to determine the management’s annual remuneration the period comprehended between today and the 2009 Annual General Meeting, in the amount of R$11,050,000.00 (eleven million and fifty thousand Reais), and the individualization for the administrative members shall be made through the Board of Directors; (b) to determine the fiscal councilmember’s remuneration in Office to 10% of the average paid to each Director, not including therefore the benefits, representation monies and eventual participation in profit (variable remuneration).

VII – Closing: No further business matters to discuss, the subjects were finalized, from which they were drawn up, in an abstract manner, as permitted by the § 1 of the article 130 of the Law # 6.404/76. The shareholders have been approved, the present minute, as true representation of the matters and deliberations occurred in meetings and follow signed by the participants. São Paulo, March 26, 2008.

Continuing the signs’ sheet of the 28th Extraordinary General Meeting and

10th Ordinary General Meeting both held on March 26, 2008

Represented by Citibank N.A. p.p. Daniel Alves Ferreira

The shareholders:
The Master Trust Bank of Japan, Ltd.
Vanguard FTSE All-World EX-US Index Fund, a series of Vanguard International Equity Index
Funds
The Sei Emerging Markets Equity Fund
Schwab Fundamental Emerging Markets Index Fund
The Pension Reserves Investment Management Board
Sei Investments Canada Company Emerging Markets Equity Fund
Eaton Vance Tax-Managed Emerging Markets Fund
State of California Public Employees Retirement System
State of Connecticut Retirement Plans and Trust Funds
The Monetary Authority of Singapore
Eaton Vance Structured Emerging Markets Fund
Emerging Markets Core Equity Portfolio of DFA Investment Dimensions Group Inc.
Wilmington Multi-Manager International Fund
Balentine International Equity Fund Select, L.P.
Maritime and Port Authority of Singapore
The Future Fund Board of Guardians

Represented by HSBC Corretora de Títulos e Valores Mobiliários S.A
p.p. Daniel Alves Ferreira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 02, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director